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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported) January 24, 2020

COCANNCO, INC.

(Exact name of issuer as specified in its charter)

Colorado	84-2351885
State or other jurisdiction of incorporation ororganization	(I.R.S. Employer Identification Number)

11 West Hampden Ave, Suite L100, Englewood, CO 80110

(Full mailing address of principal executive offices)

(720) 770-1160

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common

INFORMATION TO BE INCLUDED IN THE REPORT

Item 1.Fundamental Changes

None.

Item 2.Bankruptcy or Receivership

Not applicable.

Item 3.Material Modifications to rights of Security holders

None.

Item 4.Changes in Issuer’s Certifying Accountant

None.

Item 5.Non-reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review

Not Applicable

Item 6.Changes in Control of Issuer

None

Item 7.Departure of Certain Officers

Peter C. Hurley has resigned as Principal Financial Officer due to time constraints.

Item 8.Certain Unregistered Sales of Equity Securities

None

Item 9.Other Events

The Following person resigned from the Board of Directors:

Peter C. Hurley

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

COCANNCO, INC.

By:/s/ Donald Bosch

Name: Donald Bosch

Chairman, Principal Executive Officer

Date: January 27, 2020